

September 5, 2012

Via E-mail
Mr. Jay A. Brown
Chief Financial Officer
Crown Castle International Corp.
1220 Augusta Drive, Suite 500
Houston, Texas 77057-2261

Re: Crown Castle International Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 13, 2012
File No. 001-16441

Dear Mr. Brown:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director